EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Fiscal Years Ended in December

(Thousands of Dollars)

	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Earnings before income taxes	$351,822	453,402	486,393	507,720	529,697
Add:
Fixed charges	120,422	106,687	104,834	96,082	76,124
Subtract:
Earnings (losses) from equity investees	(2,386)	(6,015)	(7,290)	(9,323)	3,856

Total	$474,630	566,104	598,517	613,125	601,965

Fixed charges:
Interest expense	$105,585	91,141	89,022	82,112	61,603
Rental expense representative of interest factor	14,837	15,546	15,812	13,970	14,521

Total	$120,422	106,687	104,834	96,082	76,124

Ratio of earnings to fixed charges	3.94	5.31	5.71	6.38	7.91